UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2023

ARTEMIS STRATEGIC INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40855	86-1303512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3310 East Corona Avenue

Phoenix, Arizona 85040

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (602) 346-0329

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one half of one redeemable warrant	ARTEU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ARTE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each	ARTEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously disclosed by Artemis Strategic Investment Corp., a Delaware corporation (“Artemis”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2023, on August 7, 2023, Artemis and Danam Health, Inc., a Delaware corporation (“Danam”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ASIC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative for certain stockholders of Artemis, and Suren Ajjarapu, an individual, in the capacity as the representative for certain stockholders of Danam.

On September 7, 2023,  Artemis, Danam and the other parties to the Merger Agreement entered into that certain First Amendment to Agreement and Plan of Merger, dated September 7, 2023 (the “Amendment”), pursuant to which the Merger Agreement was amended to, among other things, provide that the price per share used to determine the number of shares of Artemis Class A Common Stock to be issued as Merger Consideration Shares, shall be changed to $10.00 per share, rather than the Redemption Price (as defined in the Merger Agreement).

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amendment a, copy of which is filed hereto as Exhibit 2.1, and which is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Merger Agreement and the Transaction, Artemis intends to file with the SEC a Registration Statement on Form S-4, which will include a prospectus for Artemis securities and a proxy statement for Artemis’ stockholders (the “Registration Statement”). The Registration Statement has not been filed with or declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, Artemis will mail the definitive proxy statement and a proxy card to its shareholders. Investors and securityholders of Artemis and other interested persons are advised to read, when available, the preliminary proxy statement to be filed with the SEC, and amendments thereto, and the definitive proxy statement in connection with Artemis’ solicitation of proxies for the special meeting to be held to approve the Merger Agreement and Transaction and other documents filed in connection with the proposed Transaction because these documents will contain important information about Danam, Artemis, the combined company following the consummation of the Transaction (“Danam Health”), the Merger Agreement and the Transaction. The definitive proxy statement will be mailed to shareholders of Artemis as of a record date to be established in the future for voting on the Merger Agreement and the Transaction. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by Artemis with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov) or by writing to: Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 89040, Attention: Mr. Philip N. Kaplan.

Participants in the Solicitation

Artemis, Danam Health, Danam and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Artemis’ stockholders with respect to the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Artemis’ directors and officers in Artemis’ filings with the SEC, including, when filed with the SEC, the Registration Statement, including its preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC. Such information with respect to Danam and Danam Health’s directors and executive officers will also be included in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Form 8-K is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transaction and will not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the Transaction between Artemis and Danam Health, including without limitation statements regarding the anticipated benefits of the Transaction, the anticipated timing of the Transaction, the implied enterprise value, future financial condition and performance of Danam Health and the combined company after the closing and expected financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction, the level of redemptions of Artemis’ public stockholders and the product candidates, products, markets, and expected future performance and market opportunities of Danam and Danam Health. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artemis’ securities; (ii) the risk that the Transaction may not be completed by Artemis’ business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Merger Agreement by the stockholders of Artemis, the satisfaction of the minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Artemis’ stockholders; (vi) redemptions exceeding anticipated levels or the failure to meet Nasdaq initial listing standards in connection with the consummation of the Transaction; (vii) the effect of the announcement or pendency of the Transaction on Danam Health’s business relationships, operating results, and business generally; (viii) risks that the Transaction disrupts current plans and operations of Danam Health; (ix) the outcome of any legal proceedings that may be instituted against Danam Health or against Artemis related to the Merger Agreement or the Transaction ; (x) changes in the markets in which Danam Health competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) the risk that Danam Health may not be able to execute its growth strategies; (xiii) risk that Danam Health may not be able to develop and maintain effective internal controls; (xiv) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xv) the ability to recognize the anticipated benefits of the Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Danam Health to grow and manage growth economically and hire and retain key employees; (xvi) the risk that Danam Health may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xvii) risks related to the ability to develop, license or acquire new therapeutics; (xviii) the risk that Danam Health will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xix) the risk that Danam Health, post-combination, experiences difficulties in managing its growth and expanding operations; (xx) the risk of product liability or regulatory lawsuits or proceedings relating to Danam Health’s business; (xxi) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review, and approval and commercial development; (xxii) risks associated with intellectual property protection; (xxiii) the risk that Danam Health is unable to secure or protect its intellectual property; and (xxiv) Danam Health’s limited operating history; (xxv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xxvi) risks related to regulatory review and approval and commercial development; and (xxvii) those factors discussed in Artemis’ filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement’s proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents to be filed by Artemis from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Danam and Artemis may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Danam Health or Artemis gives any assurance that Danam Health or Artemis, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Danam’s Health or Artemis’ assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of September 7, 2023, by and among Artemis Strategic Investment Corporation, ASIC Merger Sub Inc, Artemis Sponsor, LLC as purchaser representative, Suren Ajjarapu as seller representative, and Danam Health, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTEMIS STRATEGIC INVESTMENT CORP.

By:	/s/ Philip Kaplan
	Name:	Philip Kaplan
	Title:	Co-Chief Executive Officer

Dated: September 7, 2023